GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 321-2400         FACSIMILE: (650) 321-2800
July 24, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng

Re:	DemandTec, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-143248
Dear Ms. Jacobs and Ms. Mills-Apenteng:
     DemandTec, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 3 and (ii) three hard copies of Amendment No. 3 which are marked to show changes to the Registration Statement filed on July 20, 2007.
     On behalf of the Company, this letter responds to an oral comment from the staff of the Securities and Exchange Commission (the “Staff”) requesting additional information with respect to the Company’s annual cash bonus.
     The Company has revised its disclosure on pages 76 and 77 of the Registration Statement. In addition, the Company supplementally informs the Staff as follows:
     The Company’s fiscal 2008 performance objectives are a “bookings” goal, a “non-GAAP free cash flow” goal and a “non-GAAP operating margin” goal (collectively, the “non-GAAP performance objectives”). The Company’s compensation committee has established these goals in order to align management’s incentives with the Company’s overall corporate objectives of focusing on profitability in addition to growth. The Company continues to believe that

July 24, 2007

disclosure of the specific forward looking dollar thresholds contained within the non-GAAP performance objectives will result in competitive harm to the Company for a number of reasons.
     The Company’s compensation committee has established these non-GAAP performance objectives in order to motivate management to achieve results that the Board deems to be in the best interests of the Company’s stockholders and to reward management for achieving these results. So long as the specific dollar thresholds are protected from external distribution, the Company is able to establish targets that allow it to challenge management without being concerned that the failure to achieve these “stretch” goals may be used against the Company by its competitors to position the Company’s performance inaccurately. Any perception that the failure to achieve these non-GAAP performance objectives is an indicator of poor performance by the Company would cause competitive harm to the Company and could be used by the Company’s competitors to try to convince current customers, partners and employees to leave the Company and to convince potential customers, partners and employees not to do business with the Company. External disclosure of non-GAAP performance objectives would require the Board to factor the reactions of external audiences, including existing and potential competitors, partners, customers and employees, in defining and setting non-GAAP performance objectives. The Company believes that the Company and its stockholders would not be well served if non-GAAP performance objectives which have been defined and determined solely for purposes of motivating and measuring management’s performance internally, become externally reported numbers. If these numbers are publicly reported, the Company would be forced to factor into the establishment of its non-GAAP performance objectives the competitive harm that would result from a perception in the marketplace of negative performance. In order to mitigate the risk of this competitive harm, the Company might be forced to establish non-GAAP performance objectives that were more easily attainable, to the detriment of motivating and measuring management’s performance.
     For example, the Company competes against companies such as Oracle Corporation and SAP AG, each of which has a larger installed base of users, longer operating histories, greater brand recognition and substantially greater financial, technical, marketing, service and other resources. The Company competes against each of these companies on a very regular basis. When competing against large companies such as these, the Company must convince potential customers, that the Company has the financial stability to continue to update its products and to provide the customer service necessary for these customers to derive the long-term benefits intended from CDM software. Customers make a significant commitment when implementing CDM software and therefore must be comfortable that their CDM software provider has the ability to be a long term partner. The Company has experienced and expects that it will continue to experience competitors making arguments to potential customers that the Company’s relative size and financial position make it less stable and therefore an option with more risk for the customer. The Company believes that disclosure of non-GAAP performance objectives would allow its competitors to inaccurately apply the Company’s reported GAAP results (see discussion below) against any disclosed non-GAAP performance objectives to draw misleading and incorrect conclusions regarding the Company’s financial performance and therefore stability.

July 24, 2007

     The Company’s competitors have also used similar arguments relating to the Company’s size and viability when competing for employees. Further, confusion between the non-GAAP performance objectives (discussed below) and the Company’s publicly reported GAAP numbers would also leave the Company vulnerable to competitors recruiting away existing employees of the Company by inaccurately and misleadingly applying the GAAP numbers against the non-GAAP performance objectives to proffer arguments that the employee will not be paid their bonus based on the Company’s reported GAAP results.
     The Company understands that its financial performance will be monitored by a number of constituents once it becomes a reporting company including financial analysts, stockholders, customers, competitors and employees. The Company also understands that financial analysts, in particular, will establish financial performance targets against which the Company’s financial performance will be measured. Generally, if a company meets or exceeds these expectations, the Company is perceived by its constituents, including customers and competitors, as performing well. Conversely, if a company fails to meet these targets, a company is perceived as not performing well. If a company continues to fail to meet these expectations, a company’s long term viability often comes into question. The Company and its compensation committee believe that to the extent specific performance targets are set, it is in the Company’s and its stockholders’ best interest that these targets represent performance that represents a “stretch” objective for management. To the extent the Company is required to disclose these targets, it believes that these targets will become the de facto targets against which the market as a whole measures its performance. Due to the competitive harm that the Company would suffer if it fails to meet these targets (as discussed above) and is perceived to be unstable, the Company’s board will effectively lose the flexibility to establish performance targets that are not easily attainable. Any failure to achieve these targets will be used against the Company by its competitors as an inaccurate and misleading indication of the Company’s poor performance and ultimately lack of stability. Any such perception will make the Company and its products less desirable by the Company’s customers and potential employees.
     In addition, these non-GAAP performance objectives are not uniformly defined and the inclusion of quantitative non-GAAP performance objectives might also cause confusion among the Company’s current and potential customers, competitors, employees and investors with respect to the Company’s actual financial performance. The Company believes that these non-GAAP performance objectives are an appropriate indicator for internal measurement of the performance of the Company’s management, but believes that the Company should be measured externally by its financial performance metrics to which analysts, investors, customers, partners, competitors and employees are more accustomed, particularly GAAP results. As such, non-GAAP performance objectives may be potentially misleading because they do not tie to GAAP concepts such as revenue and deferred revenue, and investors, competitors, customers, partners and employees may incorrectly use them as proxies for the Company’s future GAAP financial performance. To the extent the Company’s competitors are able to use this non-GAAP data to present a misleading portrayal of the Company’s financial performance, this would result in competitive harm to the Company with respect to attracting and retaining customers, partners and employees. Any confusion caused by publicly available non-GAAP performance objectives in the marketplace among any of the Company’s actual or prospective customers, employees or

July 24, 2007

investors could cause harm to the Company ranging from expending resources attempting to explain non-GAAP performance objectives and how they relate to the Company’s performance to loss of employees or customers as a result of inaccurate perceptions of the Company derived from indicators not intended to serve as barometers of the Company’s performance by external constituents.
     The Company has updated its disclosure to provide detailed information on its historical performance against its performance objectives as well as detailed information with respect to its fiscal 2008 performance objectives including discussion of the specific components as well as their relative weighting in order to provide a thorough understanding of the Company’s compensation plans without the resulting competitive harm that disclosure of forward looking performance objectives would cause.
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July 24, 2007

     Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
/s/ Craig M. Schmitz

cc:	David Edgar, Securities and Exchange Commission
Mark Kronforst, Securities and Exchange Commission
Daniel R. Fishback, DemandTec, Inc.
Mark A. Culhane, DemandTec, Inc.
Michael J. McAdam, DemandTec, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Jeffrey R. Vetter, Fenwick & West LLP
Laird H. Simons, III, Fenwick & West LLP
Scott J. Leichtner, Fenwick & West LLP